                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1996

Registration numbers 33-9495, 33-56218 and 33-59125

      A.  Full title of the plan:

      THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                           Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENT OF THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

    The following audited financial statements with independent auditors' report thereon are enclosed with this report:

        1. Statements of Net Assets Available for Plan Benefits as of December 31, 1996 and 1995.

        2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1996.

EXHIBIT

      23.2  Independent Auditor's Consent


                                   SIGNATURE

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                                            /s/ Charles W. Cramb
                                        By: __________________________
                                            Charles W. Cramb

Date:  June 24, 1997

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                              Financial Statements

                        December 31, 1996, 1995 and 1994


                  (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company Employees' Savings Plan:


We have audited the statements of net assets available for plan benefits of The Gillette Company Employees' Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Employees' Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.





May 23, 1997

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 1996 and 1995


                                                            1996                    1995
                                                            ----                    ----

Assets:
   Investment in the Savings Plan Trust               $ 1,782,593,392           1,312,779,083
                                                      ---------------           -------------

Net assets available for plan benefits                $ 1,782,593,392           1,312,779,083
                                                      ===============           =============


See accompanying notes to financial statements.

THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 31, 1996

                                                                                                     Fidelity
                                                                                                    Retirement
                                             Gillette            Fidelity                           Government
                                             Company           Intermediate        Fixed               Money           Fidelity
                                              Stock                Bond            Income              Market          Magellan
                                               Fund                Fund             Fund             Portfolio           Fund
                                               ----                ----             ----             ---------           ----
Additions to net assets attributed to:
  Net investment income from the
     Savings Plan Trust                 $   443,492,386           348,748        18,626,503           237,916         3,949,764
   Contributions:
      Employee contributions                 20,826,272           529,920         4,549,074           656,019         5,685,158
      Employer contributions                 15,917,811                --                --                --                --
      Transfer of assets from Parker
        Pen and Thermoscan, Inc.
        401(k) Plans                                 --           156,538         1,069,326            17,325                --
                                        ---------------         ---------       -----------         ---------        ----------

               Total additions              480,236,469         1,035,206        24,244,903           911,260         9,634,922

Deductions from net assets
  attributed to:
         Benefit payments                   (39,500,172)       (1,161,364)      (24,516,459)       (2,306,171)       (2,284,655)
         Forfeitures                            (73,012)               --                --                --                --
                                        ---------------         ---------       -----------         ---------        ----------
            Total deductions                (39,573,184)       (1,161,364)      (24,516,439)       (2,306,171)        (,284,655)

Net increase (decrease) prior to
  interfund transfers                       440,663,285          (126,158)         (271,556)       (1,394,911)        7,350,267

Net interfund transfers in (out):
         Loans issued                        (8,156,885)         (127,637)       (3,244,339)         (273,869)       (1,421,251)
         Loans repaid                         6,613,605           132,305         1,653,682           168,077         1,220,409
         Other transfers                    (15,517,863)         (116,015)       16,764,453         4,177,512        (9,592,582)
                                        ---------------         ---------       -----------         ---------        ----------
                                            (17,061,143)         (111,347)       15,173,796         4,071,720        (9,793,424)

            Net increase (decrease)         423,602,142          (237,505)       14,902,240         2,676,809        (2,443,157)

Net assets available for plan benefits:

         Beginning of year                  881,824,305         9,354,053       274,891,098         3,220,569        36,325,915
                                        ---------------         ---------       -----------         ---------        ----------
         End of year                    $ 1,305,426,447         9,116,548       289,793,338         5,897,378        33,882,758
                                        ===============         =========       ===========         =========        ==========


                                                                 Fidelity
                                                                    U.S.           Fidelity
                                              Fidelity            Equity             Growth         Participant
                                              Balanced             Index            Company           Loan
                                                Fund             Portfolio           Fund             Fund             Total
                                                ----             ---------           ----             ----             -----
Additions to net assets attributed to:
  Net investment income from the
    Savings Plan Trust                      $ 1,341,912        11,224,400         4,362,576                --       483,584,205
   Contributions:
      Employee contributions                  1,929,831         2,199,250         4,232,019                --        40,607,543
      Employer contributions                         --                --                --                --        15,917,811
      Transfer of assets from Parker
        Pen and Thermoscan, Inc.
        401(k) Plans                            915,870         2,700,297           409,599           166,391         5,435,346
                                           ------------        ----------        ----------        ----------     -------------

               Total additions                4,187,613        16,123,947         9,004,194           166,391       545,544,905

Deductions from net assets attributed to:
         Benefit payments                    (1,342,124)       (1,889,379)       (1,859,447)         (787,613)      (75,657,584)
         Forfeitures                                 --                --                --                --           (73,012)
                                           ------------        ----------        ----------        ----------     -------------
          Total deductions
                                             (1,342,324)       (1,889,379)       (1,859,447)         (787,613)      (75,730,596)
Net increase (decrease) prior to
  interfund transfers                         2,845,289        14,224,568         7,144,747          (621,222)      469,814,309

Net interfund transfers in (out):
         Loans issued                          (390,065)       (1,271,355)         (903,713)       15,789,114                --
         Loans repaid                           403,376           389,504           739,283       (11,320,241)               --
         Other transfers                     (2,575,688)        3,921,165         2,939,018                --                --
                                           ------------        ----------        ----------        ----------     -------------
                                             (2,562,377)        3,039,314         2,774,588         4,468,873                --

            Net increase (decrease)             282,912        17,263,882         9,919,335         3,847,651       469,814,309

Net assets available for
  plan benefits:
         Beginning of year                   15,132,881        44,600,059        25,058,209        22,371,994     1,312,779,083
                                           ------------        ----------        ----------        ----------     -------------
         End of year                       $ 15,415,793        61,863,941        34,977,544        26,219,645     1,782,593,392
                                           ============        ==========        ==========        ==========     =============

See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 1995

                                                                                                      Fidelity
                                                                                                     Retirement
                                                          Gillette        Fidelity                   Government
                                                           Company      Intermediate      Fixed         Money      Fidelity
                                                            Stock           Bond         Income         Market     Magellan
                                                            Fund            Fund          Fund        Portfolio      Fund
                                                            ----            ----          ----        ---------      ----
Additions to net assets attributed to:
  Investment income:
    Dividends on Gillette Common Stock                  $  9,131,552          --             --           --            --
    Interest income                                             --            --       18,273,773         --            --
    Interest earned on loans                                 867,292        20,092        267,710       34,266       201,721
    Income earned on registered investment
      companies                                                 --         563,144        664,110      191,207     2,075,654
    Net appreciation in the fair value of investments    248,897,067       506,504           --           --       6,136,423
                                                        ------------     ---------    -----------    ---------    ----------
                                                         258,895,911     1,089,740     19,205,593      225,473     8,413,798

  Contributions:
    Employee contributions                                17,240,404       568,578      5,359,461      891,490     6,171,529
    Employer contributions                                14,665,668          --             --           --            --
    Transfer of assets from Parker Pen 401(k) Plan              --            --          208,457         --            --
                                                        ------------     ---------    -----------    ---------    ----------
          Total additions                                290,801,983     1,658,318     24,773,511    1,116,963    14,585,327

Deductions from net assets attributed to:
  Benefit payments                                       (30,405,841)     (565,376)   (19,275,291)    (423,337)   (1,387,036)
  Forfeitures                                               (135,743)         --             --           --            --
                                                        ------------     ---------    -----------    ---------    ----------
          Total deductions                               (30,541,584)     (565,376)   (19,275,291)    (423,337)   (1,387,036)

Net increase (decrease) prior to interfund transfers     260,260,399     1,092,942      5,498,220      693,626    13,198,291

Net interfund transfers in (out):
  Loans issued                                            (5,591,861)     (107,448)    (4,318,870)    (209,602)   (1,335,490)
  Loans repaid                                             4,842,533       146,114      1,659,995      204,643     1,165,420
  Other transfers                                          7,772,022      (307,496)    (5,961,136)  (1,237,305)   (2,066,725)
                                                        ------------     ---------    -----------    ---------    ----------
                                                           7,022,694      (268,830)    (8,620,011)  (1,242,264)   (2,236,795)

          Net increase (decrease)                        267,283,093       824,112     (3,121,791)    (548,638)   10,961,496

Net assets available for plan benefits:
  Beginning of year                                      614,541,212     8,529,941    278,012,889    3,769,207    25,364,419
                                                        ------------     ---------    -----------    ---------    ----------

  End of year                                           $881,824,305     9,354,053    274,891,098    3,220,569    36,325,915
                                                        ============     =========    ===========    =========    ==========


                                                                         Fidelity
                                                                            U.S.        Fidelity
                                                             Fidelity      Equity         Growth      Participant
                                                            Balanced       Index         Company          Loan
                                                               Fund      Portfolio         Fund           Fund            Total
                                                               ----      ---------         ----           ----            -----
Additions to net assets attributed to:
  Investment income:
    Dividends on Gillette Common Stock                           --            --            --             --          9,131,552
    Interest income                                              --            --            --             --         18,273,773
    Interest earned on loans                                   70,154        51,183        96,437           --          1,608,855
    Income earned on registered investment
      companies                                               624,323     1,091,395     1,120,235           --          6,330,068
    Net appreciation in the fair value of investments       1,372,542    10,832,516     3,760,024           --        271,505,076
                                                           ----------    ----------    ----------     ----------    -------------
                                                            2,067,019    11,975,094     4,976,696           --        306,849,324

  Contributions:
    Employee contributions                                  2,450,105     1,684,975     3,587,684           --         37,954,226
    Employer contributions                                       --            --            --             --         14,665,668
    Transfer of assets from Parker Pen 401(k) Plan            146,027       221,060          --           31,163          606,707
                                                           ----------    ----------    ----------     ----------    -------------
          Total additions                                   4,663,151    13,881,129     8,564,380         31,163      360,075,925

Deductions from net assets attributed to:
  Benefit payments                                           (685,953)   (1,363,790)     (897,579)      (634,191)     (55,638,394)
  Forfeitures                                                    --            --            --             --           (135,743)
                                                           ----------    ----------    ----------     ----------    -------------
          Total deductions                                   (685,953)   (1,363,790)     (897,579)      (634,191)     (55,774,137)

Net increase (decrease) prior to interfund transfers        3,977,198    12,517,339     7,666,801       (603,028)     304,301,788

Net interfund transfers in (out):
  Loans issued                                               (337,933)   (1,543,055)     (574,431)    14,018,690             --
  Loans repaid                                                416,369       273,630       541,654     (9,250,358)            --
  Other transfers                                          (2,928,923)     (191,122)    4,920,685           --               --
                                                           ----------    ----------    ----------     ----------    -------------
                                                           (2,850,487)   (1,460,547)    4,887,908      4,768,332             --

          Net increase (decrease)                           1,126,711    11,056,792    12,554,709      4,165,304      304,301,788

Net assets available for plan benefits:
  Beginning of year                                        14,006,170    33,543,267    12,503,500     18,206,690    1,008,477,295
                                                           ----------    ----------    ----------     ----------    -------------

  End of year                                              15,132,881    44,600,059    25,058,209     22,371,994    1,312,779,083
                                                           ==========    ==========    ==========     ==========    =============

See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

         Statement of Changes in Net Assets Available for Plan Benefits

                      For the year ended December 31, 1994

                                                                                                      Fidelity
                                                                                                     Retirement
                                                          Gillette        Fidelity                   Government
                                                           Company      Intermediate      Fixed         Money      Fidelity
                                                            Stock           Bond         Income         Market     Magellan
                                                            Fund            Fund          Fund        Portfolio      Fund
                                                            ----            ----          ----        ---------      ----

Additions to net assets attributed to:
  Investment income:
    Dividends on Gillette Common Stock                 $  7,821,941          --             --           --            --
    Interest income                                            --            --       19,092,798         --            --
    Interest earned on loans                                453,481        16,679        187,596       31,373       171,313
    Income earned on registered investment
      companies                                                --         654,195           --        127,369       892,348
    Net appreciation (depreciation) in the
      fair value of investments                         125,259,640      (854,224)          --           --      (1,485,087)
                                                       ------------     ---------    -----------    ---------    ----------
                                                        133,535,062      (183,350)    19,280,394      158,742      (421,426)

  Contributions:
    Employee contributions                               11,598,877       679,685      6,125,910      890,243     7,180,773
    Employer contributions                               13,773,890          --             --           --            --
                                                       ------------     ---------    -----------    ---------    ----------
          Total additions                               158,907,829       496,335     25,406,304    1,048,985     6,759,347

Deductions from net assets attributed to:
  Benefit payments                                      (19,443,509)     (479,043)   (18,158,557)    (569,577)     (839,612)
  Forfeitures                                               (84,098)         --             --           --            --
                                                       ------------     ---------    -----------    ---------    ----------
          Total deductions                              (19,527,607)     (479,043)   (18,158,557)    (569,577)     (839,612)

Net increase (decrease) prior to interfund transfers    139,380,222        17,292      7,247,747      479,408     5,919,735

Net interfund transfers in (out):
  Loans issued                                           (3,017,398)      (91,502)    (6,501,220)    (239,476)   (1,260,428)
  Loans repaid                                            2,559,551        93,062      1,202,953      213,033     1,018,899
  Other transfers                                       (16,669,323)   (1,168,149)    11,417,844      233,403     5,526,157
                                                       ------------     ---------    -----------    ---------    ----------
                                                        (17,127,170)   (1,166,589)     6,119,577      206,960     5,284,628

          Net increase (decrease)                       122,253,052    (1,149,297)    13,367,324      686,368    11,204,363

Net assets available for plan benefits:
  Beginning of year                                     492,288,160     9,679,238    264,645,565    3,082,839    14,160,056
                                                       ------------     ---------    -----------    ---------    ----------
  End of year                                          $614,541,212     8,529,941    278,012,889    3,769,207    25,364,419
                                                       ============     =========    ===========    =========    ==========


                                                                      Fidelity
                                                                        U.S.         Fidelity
                                                         Fidelity      Equity         Growth      Participant
                                                         Balanced       Index        Company          Loan
                                                           Fund       Portfolio        Fund           Fund            Total
                                                           ----       ---------        ----           ----            -----

Additions to net assets attributed to:
  Investment income:
    Dividends on Gillette Common Stock                       --            --            --             --          7,821,941
    Interest income                                          --            --            --             --         19,092,798
    Interest earned on loans                               58,579        33,224        72,657           --          1,024,902
    Income earned on registered investment
      companies                                           442,386     1,108,382       475,767           --          3,700,447
    Net appreciation (depreciation) in the
      fair value of investments                        (1,262,680)     (762,569)     (685,336)          --        120,209,744
                                                       ----------    ----------    ----------     ----------    -------------
                                                         (761,715)      379,037      (136,912)          --        151,849,832

  Contributions:
    Employee contributions                              3,125,103     1,762,379     3,852,940           --         35,215,910
    Employer contributions                                   --            --            --             --         13,773,890
                                                       ----------    ----------    ----------     ----------    -------------
          Total additions                               2,363,388     2,141,416     3,716,028    200,839,632

Deductions from net assets attributed to:
  Benefit payments                                       (705,328)   (1,009,128)     (390,618)      (358,426)     (41,953,798)
  Forfeitures                                                --            --            --             --            (84,098)
                                                       ----------    ----------    ----------     ----------    -------------
          Total deductions                               (705,328)   (1,009,128)     (390,618)      (358,426)     (42,037,896)

Net increase (decrease) prior to interfund transfers    1,658,060     1,132,288     3,325,410       (358,426)     158,801,736

Net interfund transfers in (out):
  Loans issued                                           (312,651)   (2,323,438)     (522,960)    14,269,073             --
  Loans repaid                                            298,371       227,380       478,463     (6,091,712)            --
  Other transfers                                       2,869,666    (5,284,981)    3,075,383           --               --
                                                       ----------    ----------    ----------     ----------    -------------
                                                        2,855,386    (7,381,039)    3,030,886      8,177,361             --

          Net increase (decrease)                       4,513,446    (6,248,751)    6,356,296      7,818,935      158,801,736

Net assets available for plan benefits:
  Beginning of year                                     9,492,724    39,792,018     6,147,204     10,387,755      849,675,559
                                                       ----------    ----------    ----------     ----------    -------------
  End of year                                          14,006,170    33,543,267    12,503,500     18,206,690    1,008,477,295
                                                       ==========    ==========    ==========     ==========    =============

See accompanying notes to financial statements.

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements

                        December 31, 1996, 1995 and 1994

(1)  DESCRIPTION OF THE PLAN

     The Gillette Company Employees' Savings Plan (the "Plan") is a defined contribution plan sponsored by The Gillette Company (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

     (a) General
     The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 1993 regular employees of the Company and its participating subsidiaries became eligible to join the Plan on date of hire.

     (b) Participant Contributions
     Eligible employees may voluntarily contribute from 2% to 10% of their compensation as matched savings, and from 1% to 5% of their compensation as unmatched savings. All contributions must be in even 1% increments.

     All matched savings contributed by an employee are divided equally between tax deferred and taxed savings. Unmatched savings may be designated by an employee to be either tax deferred or taxed, but not both. Tax deferred contributions made by an employee in any plan year may not exceed the annual limit set by law, which was $9,500, $9,240 and $9,240 for 1996, 1995 and 1994, respectively.

     (c) Employer Contributions
     For all employee contributions designated as matched savings, the Company will provide $1 for every $2 contributed by the employee. All matching contributions provided by the Company are invested in the Gillette Company Stock Fund.

     (d) Vesting
     Participants are immediately vested in their own employee contributions plus the actual earnings thereon. Matching contributions from the Company vest after the participant has completed the earliest of five years of service, two years from date of entry into the Plan, or the attainment of age 65. Participants are also 100% vested in the Company contributions credited to their accounts upon death, retirement, total and permanent disability, or layoff for lack of work when it is not probable that the participant will be recalled to work within one year of the layoff.

     (e) Participants' Accounts
     A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested, in accordance with the directions given by the participant, in one or more of the following Funds:

     Gillette Company Stock Fund
     ---------------------------
     Invests primarily in shares of The Gillette Company common stock.

     Fidelity Intermediate Bond Fund
     -------------------------------
     Invests primarily in intermediate maturity foreign and domestic bonds and seeks a high level of current income.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


     Fixed Income Fund
     -----------------
     Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.

     Fidelity Retirement Government Money Market Portfolio
     -----------------------------------------------------
     Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

     Fidelity Magellan Fund
     ----------------------
     Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

     Fidelity Balanced Fund
     ----------------------
     Seeks to provide the highest amount of income possible consistent with the preservation of capital by investing primarily in common and preferred stocks, and bonds.

     Fidelity U.S. Equity Index Portfolio
     ------------------------------------
     Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primary in the common stocks of the companies that make up the designated stock index.

     Fidelity Growth Company Fund
     ----------------------------
     Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

     Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.

     (f)  Participant Loans
     The maximum loan available to each participant is the lesser of (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. Repayment of the loan must be made over a period not to exceed five years.

     (g)  Plan Earnings
     As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


     With respect to the Gillette Company Stock Fund, the trustee is responsible for determining the participants' accounts entitled to receive each quarterly dividend and the number of shares to be credited to each account, as of the quarterly ex-dividend date. On the dividend payment date, the trustee also makes all necessary adjustments to each participant account to reflect any differences between the value of such Company stock credited to participants' accounts and the actual purchase and sales price of such shares, along with any interest or other income earned by the Fund since the preceding dividend payment date. Such adjustments are included in the dividend credited to participants' accounts.

     (h)  Benefit Payments
     Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $3,500 at such time, he/she may elect to defer payment or receive periodic installments. If the termination of employment is due to retirement, total and permanent disability or death, a participant (or surviving spouse) may also elect to have the proceeds of the distribution used to purchase an annuity contract for his/her benefit.

     Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.

     (i)  Forfeitures
     Forfeitures by Plan participants are used to reduce Company contributions.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Basis of Accounting
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

     The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

     (b)  Investments
     Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the Savings Plan Trust.

     Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments is determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


     Security transactions received prior to 4:00 pm Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 pm Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

     Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

     The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1996 is 6.77% and the crediting interest rate as of December 31, 1996 is 5.76% for these investment contracts.

     (c)  Payment of Benefits
     Benefits are recorded when paid.

(3)  FUNDING POLICY

     The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.

(4)  PLAN TERMINATION

     The Company expects the Plan to continue indefinitely, but reserves the right to amend or terminate the Plan at its discretion. If the Plan is terminated or if contributions are completely discontinued, each participant's interest in that portion of his or her account balance attributable to Company contributions shall become fully vested. Upon termination of the Plan, the Trust may continue in existence at the direction of the Board of Directors of the Company, subject to the provisions of the Plan and the Trust agreement, or the Trust may be terminated and the assets distributed to participants.

(5)  INVESTMENTS

     Investments of the Plan are held in trust by Fidelity Management Trust Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and the Parker Pen 401(k) Plan. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust. The net assets of the Savings Plan Trust at December 31, 1996 and 1995 are as follows:

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


                                                        1996              1995
                                                        ----              ----

Investments, at fair value:
  Marketable securities:
    Gillette common stock                         $1,306,814,500      881,824,305

  Registered investment companies:
    Fidelity Intermediate Bond Fund                    9,126,760        9,354,053
    Fidelity Short-term Investment Fund               31,916,887          933,848
    Fidelity Retirement Government Money
      Market Portfolio                                 5,913,935        3,220,569
    Fidelity Magellan Fund                            34,287,295       36,325,915
    Fidelity Balanced Fund                            16,287,310       15,132,881
    Fidelity U.S. Equity Index Portfolio              63,606,106       44,600,059
    Fidelity Growth Company Fund                      35,235,504       25,058,209

  Investment contracts                               260,086,270      273,957,250
  Participant loans                                   26,347,534       22,371,994
                                                  --------------    -------------
          Total investments and net assets        $1,789,622,101    1,312,779,083
                                                  ==============    =============

Assets allocated to the Parker Pen 401(k) Plan    $    7,028,709             --

Assets allocated to The Gillette Company
  Employees' Savings Plan                         $1,782,593,392    1,312,779,083
                                                  ==============    =============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


The statements of changes in net assets of the Savings Plan Trust for the years ended December 31, 1996 and 1995 are as follows:

                                                     1996               1995
                                                     ----               ----

Employee contributions                        $   41,325,185         37,954,226
Employer contributions                            16,121,454         14,665,668
Investment income:
  Net appreciation (depreciation) on fair
    value of investments:
      Gillette common stock                      431,024,386        248,897,067
      Fidelity Intermediate Bond Fund               (317,625)           506,504
      Fidelity Magellan Fund                      (2,198,991)         6,136,423
      Fidelity Balanced Fund                         567,308          1,372,542
      Fidelity U.S. Equity Index Portfolio         9,906,298         10,832,516
      Fidelity Growth Company Fund                 2,726,460          3,760,024

    Dividends                                     22,259,897         15,461,620
    Interest                                      20,569,869         19,882,628
                                              --------------      -------------
          Net investment income                  484,537,602        306,849,324

Transferred from prior trustee                    10,698,627            606,707
                                              --------------      -------------

          Total additions                        552,682,868        360,075,925

Benefit payments                                  75,766,746         55,638,394
Forfeitures                                           73,104            135,743
                                              --------------      -------------
          Total deductions                        75,839,850         55,774,137
                                              --------------      -------------

          Net increase                           476,843,018        304,301,788

Net assets:
  Beginning of year                            1,312,779,083      1,008,477,295
                                              --------------      -------------

  End of year                                 $1,789,622,101      1,312,779,083
                                              ==============      =============

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


(6)  UNIT VALUATION

     Participants' accounts are maintained on a "unit value" basis. The total units used in valuing participant's accounts and the per unit values at December 31, 1995 and the four quarters ended December 31, 1996 are as follows:

                                Gillette Company     Fidelity Intermediate
                                   Stock Fund              Bond Fund          Fixed Income Fund
                            ---------------------    ---------------------   ---------------------
                               Units        Value      Units       Value         Units       Value
                               -----        -----      -----       -----         -----       -----

     December 31, 1995      16,917,493     $52.13     898,564     $10.41     274,891,099     $1.00
     March 31, 1996         17,011,433      51.75     961,118      10.14     268,350,908      1.00
     June 30, 1996          16,629,371      62.38     916,430      10.00     283,498,961      1.00
     September 30, 1996     16,690,613      72.13     970,060      10.00     290,375,815      1.00
     December 31, 1996      16,790,501      77.75     904,416      10.08     289,793,338      1.00


                               Fidelity Retirement
                                Government Money           Fidelity                  Fidelity
                                Market Portfolio         Magellan Fund            Balanced Fund
                             ---------------------    ------------------       -------------------
                               Units        Value      Units       Value         Units       Value
                               -----        -----      -----       -----         -----       -----

     December 31, 1995       3,220,568     $ 1.00     422,493     $85.98       1,119,296     $13.52
     March 31,1996           3,399,386       1.00     436,209      87.51       1,196,284     13.13
     June 30, 1996           3,549,338       1.00     492,024      74.80       1,163,922     13.21
     September 30, 1996      4,660,438       1.00     434,835      76.05       1,085,393     13.32
     December 31, 1996       5,897,378       1.00     420,121      80.65       1,094,872     14.08


                                     Fidelity             Fidelity Growth
                           U.S.Equity Index Portfolio      Company Fund
                           --------------------------    -----------------
                               Units        Value        Units       Value
                               -----        -----        -----       -----

     December 31, 1995       1,976,077     $22.57       690,499     $36.29
     March 31,1996           2,135,501      23.69       699,811      38.10
     June 30, 1996           2,266,100      24.53       838,454      39.81
     September 30, 1996      2,248,400      25.15       807,568      40.86
     December 31, 1996       2,295,508      26.95       864,497      40.46

(7)  PARTICIPATION BY FUND

     The total number of plan participants in each of the investment funds on December 31, 1996 and 1995 are as follows:

                                                               1996      1995
                                                               ----      ----

    Gillette Company Stock Fund                               8,752     8,136
    Fidelity Intermediate Bond Fund                             842       864
    Fixed Income Fund                                         4,400     4,832
    Fidelity Retirement Government Money Market Portfolio       692       771
    Fidelity Magellan Fund                                    3,131     3,414
    Fidelity Balanced Fund                                    1,422     1,471
    Fidelity U.S. Equity Index Portfolio                      2,976     2,865
    Fidelity Growth Company Fund                              2,495     2,158

                                                                     (Continued)

                  THE GILLETTE COMPANY EMPLOYEES' SAVINGS PLAN

                         Notes to Financial Statements


     The numbers shown above reflect the fact that participants may elect to invest in more than one fund.

(8)  ADMINISTRATIVE EXPENSES

     The Company bears all trustee and administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and the Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.

(9)  INCOME TAXES

     A favorable tax determination letter was received from the Internal Revenue Service on July 19, 1994 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.

(10) PLAN MERGER AND TRANSFERS

     Effective March 31, 1995, the account balances of certain Parker Pen 401(k) Plan ("Parker Plan") participants were transferred into the Plan. The account balances of all remaining non-bargaining unit participants of the Parker Plan totaling $3,806,039 were transferred to the Plan on January 2, 1996 along with their participant loan balances which totaled $141,374.

     Effective July 1, 1996, the net assets of the Thermoscan Inc. 401(k) Plan were merged into The Gillette Company Employees' Savings Plan. The account balances of the plan participants were transferred into the Plan.

(11) CASH ADVANCE TO THE PLAN TRUSTEE

     The Company has deposited with the Plan trustee a cash advance to provide liquidity to the Gillette Company Stock Fund in order to make distributions, loans and transfers from the Fund on a timely basis. Any interest earned on the balance is allocated to participant accounts within the Gillette Company Stock Fund. The outstanding balance of the cash advance to the trustee as of December 31, 1996 was $1,500,000.